UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File Number: 001-41115

GENENTA SCIENCE S.P.A.

(Translation of registrant’s name into English)

Via Olgettina No. 58

20132 Milan, Italy

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events

Extension of Certain Option Exercise Periods Under the OSR License Agreement

As previously disclosed, Genenta Science S.p.A. (the “Company”) and Ospedale San Raffaele S.r.l. (“OSR”) have entered into a license agreement (as amended and supplemented, the “OSR License Agreement”) pursuant to which OSR has granted the Company a worldwide license, subject to certain retained rights, to certain patents, patent applications and existing know-how for the use in the field of interferon (“IFN”) gene therapy by lentiviral based-hematopoietic stem and progenitor cell gene transfer with respect to: (i) any lympho-hematopoietic indication; and, (ii) any solid cancer indication that the Company exercises an option in respect of pursuant to the terms of the OSR License Agreement.

In particular, the OSR License Agreement provided the Company with exclusive options that were exercisable on or before September 30, 2022 to: (i) expand the license to include, upon the payment of specified option fees, certain alternative payloads (rather than IFN) and/or competing products; (ii) negotiate an additional license to certain intellectual property rights developed under the Sponsored Research Agreement the Company entered into with OSR on February 12, 2021; and, (iii) convert, at no additional cost, an option to include the second solid cancer indication as part of the field of use to an indication other than solid liver cancer (“LC”), if the Company could not obtain regulatory approval to initiate a human clinical trial in any country with respect to solid LC on or before September 30, 2022.

On September 29, 2022, the Company entered into a letter agreement (the “Letter Agreement”) with OSR that extends the exercise periods for the options described above from September 30, 2022 to December 23, 2022. A copy of the Letter Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. The foregoing summary of the terms of the Letter Agreement is subject to and qualified in its entirety by the complete text of such document.

OSR owns more than 5% of the Company’s outstanding ordinary shares and the Company has entered into certain other agreements with OSR. For additional information, see “Item 7. Major Shareholders and Related Party Transactions” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on May 2, 2022, which is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Letter Agreement between Genenta Science S.p.A. and Ospedale San Raffaele S.r.l. dated September 29, 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTA SCIENCE S.P.A.

By:	/s/ Richard B. Slansky
Name:	Richard B. Slansky
Title:	Chief Financial Officer

Dated: September 30, 2022